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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  FORM 12b-25

                                                         SEC File Number 1-13762
                                                             CUSIP Number 75621K

                          NOTIFICATION OF LATE FILING

(Check One):
[ ] Form 10-K                     [ ] Form 20-F
[ ] Form 11-K                     [X] Form 10-Q
[ ] Form N-SAR

         For Period Ended:  September 30, 2006

         [ ] Transition Report on Form 10-K
         [ ] Transition Report on Form 20-F
         [ ] Transition Report on Form 11-K
         [ ] Transition Report on Form 10-Q
         [ ] Transition Report on Form N-SAR

         For the Transition Period Ended:____________________________

         Read Attached Instruction Sheet Before Preparing Form. Please Print or Type.

         Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

         If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:________________________


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PART I.-REGISTRANT INFORMATION

         Full Name of Registrant (Former Name if Applicable)

                        RECKSON ASSOCIATES REALTY CORP.

         Address of Principal Executive Office (Street and Number)

                               625 Reckson Plaza
                           Uniondale, New York 11556

PART II.-RULE 12b-25 (b) and (c)

         If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

         [X]      (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

         [X]      (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

         [ ]      (c) The accountant's statement or other exhibit required by
Rule 12b-25(c) has been attached if applicable.

PART III.-NARRATIVE

         State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR or the transition report or portion thereof could not be filed within the prescribed time period. (Attach extra sheets if needed.)


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         The Registrant filed its Quarterly Report on Form 10-Q for the period ended September 30, 2006 (the "Form 10-Q") with the Securities and Exchange Commission on November 9, 2006 at 4:16 P.M. The accession number for the filing of the Form 10-Q is 0001125282-06-006929. However, the Registrant inadvertently made such filing of the Form 10-Q using the EDGAR filing submission codes of its operating partnership, Reckson Operating Partnership, L.P. As a result, the Form 10-Q is not reflected on the Securities and Exchange Commission's website as having been filed by the Registrant. The Registrant will refile the Form 10-Q using the correct EDGAR filing submission codes immediately following the filing of this Form 12b-25, and is seeking this extension because the refiling will occur after November 9, 2006.

PART IV.- OTHER INFORMATION

         (1) Name and telephone number of person to contact in regard to this notification.

Jason M. Barnett                 (516)                506-6616
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(Name)                        (Area code)         (Telephone number)

         (2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).

                  [X] Yes                    [ ] No

         (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                  [ ] Yes                    [X] No

         If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.


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         Reckson Associates Realty Corp. has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date:    November 10, 2006

By:      /s/ Michael Maturo
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         Michael Maturo
         President, Treasurer,
         Chief Financial Officer and Director


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